United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 10, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

March 10, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a target award of Performance Share Units (PSUs) in respect of 81,888 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	81,888

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 81,888 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Manik (Nik) Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a target award of Performance Share Units (PSUs) in respect of 35,926 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	35,926

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 35,926 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 11,136 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	11,136

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 11,136 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	José Antonio Echeverría
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,600 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,600

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,600 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,124 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,124

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10,124 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,253 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,253

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10,253 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 6,218 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	6,218

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 6,218 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,950 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,950

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 7,950 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,096 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,096

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,096 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 12,888 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,888

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 12,888 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Frank Molthan
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 9,836 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,836

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume 9,836 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Francois Gay Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,917 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,917

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,917 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,281 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,281

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10,281 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter West
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and Indonesia
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 12,957 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,957

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 12,957 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 313 Ordinary Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $45.46	313

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 313 Ordinary Shares Aggregated Price: USD $14.228.98
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 10, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary